Exhibit 99.1

1701 Hollis Street
Suite 400, Founders Square
(PO Box 2067)
Halifax, Nova Scotia
B3J 2Z1, CANADA
Tel: +1 (902) 468-0614
Fax: +1 (902) 468-0631
www.gammongold.com

PRESS RELEASE

Gammon Reports Preliminary Second Quarter Production and Updated 2009 Guidance

Halifax, July 22, 2009: Gammon Gold Inc. (“Gammon”) (TSX:GAM and NYSE:GRS): Gammon announces its preliminary Q2, 2009 operating results as well as an update on the Company’s activities.

“While production at Ocampo was in line with Q1 2009, the 7-week labour disruption at El Cubo adversely affected production during the quarter. As a result of the lower consolidated production levels achieved in the quarter, consolidated cash costs are expected to be between $445 and $465 per gold equivalent ounce.” stated René Marion, Chief Executive Officer of Gammon Gold. He continued, “With the completion of the 18-month strategic capital expansion program at Ocampo and the resumption of operations at El Cubo, we fully expect increased production and an enhanced cost structure during the second half of 2009. While we have revised our 2009 guidance to address the production shortfall, our guidance for 2010 remains unchanged at 200 to 220 thousand gold ounces and 8.5 to 9.3 million silver ounces.”

“Underground development and stope preparation at Ocampo is ahead of plan where underground development productivity has improved by over 105% year-to-date. Currently, we have 8 longhole stopes in production with 7 additional stopes anticipated shortly” stated Russell Tremayne, Chief Operating Officer. “During my 18-month tenure with the Company, my confidence is higher than ever that our underground investments and training programs are positioning us in very strong stead to ramp-up to our targeted production levels.”

Second Quarter 2009 Production Highlights

	OCAMPO		EL CUBO		CONSOLIDATED
Three Months Ended	June	June	June	June	June	June
	30/09	30/08	30/09	30/08	30/09	30/08
Gold ounces produced	28,035	32,946	3,079	10,519	31,115	43,465
Silver ounces produced	976,143	987,547	107,328	458,340	1,083,471	1,445,887
Gold equivalent ounces produced	42,495	51,849	4,628	19,305	47,123	71,154
Gold ounces sold	28,310	33,523	2,151	10,750	30,461	44,273
Silver ounces sold	1,023,511	1,017,500	92,556	467,263	1,116,067	1,484,763
Gold equivalent ounces sold	43,616	52,988	3,465	19,706	47,081	72,694
Total cash costs per gold equivalent ounce	$430-450*	$463	$660-680*	$618	$445-465*	$505
Total cash costs per gold ounce	$165-185*	$203	$535-555*	$375	$190-210*	$245
Gold to Silver Ratio	67:1	52:1	71:1	52:1	67:1	52:1
Realized Gold Price	$922	$893	$891	$866	$920	$897
Realized Silver Price	$13.82	$17.09	$12.50	$16.85	$13.71	$17.08
Gold equivalent ounces produced (55:1)**	45,782	50,901	5,030	18,852	50,814	69,754
Total cash costs per gold equivalent ounce (55:1)**	$400-420	$472	$600-620	$633	$415-435	$515

*	Total cash costs for the three month and the six month period of 2009 have not been finalized but are expected to fall within the given range provided
**	Comparative performance metrics using the Company’s long term gold equivalency guidance ratio (55:1)

Q2 2009 Operations Overview

Ocampo
The development of the underground mine continued during the quarter and although solid progress continues to be made, the ramp-up of the underground mine is currently 8 weeks behind schedule. The Company responded to the delayed underground production by re-sequencing the open pit mine plan to accommodate the production tonnage shortfall. As a result of the increased presence of lower grade open pit production in the mill feed, grades to the mill were lower than planned which impacted production in the quarter.

In the latter part of the quarter, operations at the heap leach processing facility were temporarily suspended while the Company converted to a stacking system that utilizes a new overland conveyor, eliminating the need for many of the grasshoppers, which is expected to result in improved production rates going forward. Notwithstanding, the heap leach operations incurred 13 days of downtime during the quarter associated with this upgrade, which impacted production in the quarter.

El Cubo
During the quarter, production at El Cubo was adversely affected by the 7-week labour strike as well as a one-week phase-in period. The labour dispute was favourably resolved and the workforce began a phased-in return to work on June 15, 2009, while processing operations resumed on June 21, 2009. The change to a 7-day work roster was always a key strategy for 2009. Operations at El Cubo continue to ramp-up and the adoption of a 7-day continuous work schedule is expected to positively impact productivity in the coming quarters.

Six Months Ended June 30, 2009 Production Highlights

	OCAMPO		EL CUBO		CONSOLIDATED
Six Months Ended	June	June	June	June	June	June
	30/09	30/08	30/09	30/08	30/09	30/08
Gold ounces produced	56,391	55,725	11,553	20,839	67,944	76,564
Silver ounces produced	1,965,181	1,831,009	469,590	925,849	2,434,771	2,756,858
Gold equivalent ounces produced	84,492	90,561	18,111	38,539	102,603	129,100
Gold ounces sold	54,136	55,050	10,733	20,678	64,896	75,728
Silver ounces sold	1,928,311	1,813,960	462,727	919,397	2,390,563	2,733,357
Gold equivalent ounces sold	81,901	89,555	17,205	38,238	99,086	127,793
Total cash costs per gold equivalent ounce	$430-450*	$466	$545-565*	$580	$445-465*	$499
Total cash costs per gold ounce	$180-200*	$185	$335-355*	$302	$205-225*	$217
Gold to Silver Ratio	69:1	53:1	70:1	52:1	69:1	52:1
Realized Gold Price	$919	$905	$889	$902	$913	$905
Realized Silver Price	$13.26	$17.36	$12.65	$17.33	$13.15	$17.31
Gold equivalent ounces produced (55:1)**	92,120	89,016	20,090	37,673	112,212	126,689
Total cash costs per gold equivalent ounce (55:1)**	$390-410	$474	$490-510	$632	$410-430	$508

*	Total cash costs for the three month and the six month period of 2009 have not been finalized but are expected to fall within the given range provided
**	Comparative performance metrics using the Company’s long term gold equivalency guidance ratio (55:1)

Ocampo Capital Projects Update

During the latter part of the quarter and into July, the Company had commissioned, or is in the process of commissioning, the final capital expansion projects at Ocampo:

Effective July 15, 2009, the Ocampo mine was fully connected to 20 megawatts of grid power and currently all areas of the mine are accessing CFE grid power. The diesel generators that had been the chief source of power, have been shut down, however, they remain on site as a source of backup power that can service 100% of our power requirements. In the coming weeks, there is a planned one-day shutdown in order to accommodate the connection of Agnico Eagle’s Pinos Altos property, the Company’s joint venture partner in the project, after which the project will be fully complete. The lower cost and more reliable source of grid power is expected to provide significant costs savings of approximately $20-25 per gold equivalent ounce going forward.

From June 18 to July 4, operations at the Ocampo heap leach processing facility were suspended to accommodate the conversion to a more cost effective overland conveyor stacking system, removing the grasshoppers off the face of the heap. During the second quarter the Company commissioned a re-optimization of the stacking design capacity of the existing heap leach facility. The revised stacking design resulted in a 10- million tonne increase of the current heap leach pad capacity. This additional capacity will allow the Company to further defer the capital costs associated with the phase 3 heap leach expansion to 2011 and to restore daily stacking rates to between 10-12,000 tonnes per day by early August 2009.

The Company is currently commissioning the Phase III mill expansion at Ocampo that when complete, will increase mill capacity to between 3,300 to 3,400 tonnes per day. The 3-phased mill expansion has effectively more than doubled the original name plate capacity of 1,500 tonnes per day at a minimal capital cost of $4.7 million to date.

Highlights of the underground operation include:

Improvements in lateral development productivities by 105% or 6,707 metres year to date
17 headings available for jumbo development and a further 17 for jackleg headings
Over 2,900 metres of air and water pipes replaced
8 longhole stopes in production by mid-July with 7 more to be brought into production within the next month
Crews for 3 longhole drill rigs fully trained with two more drills on order for delivery in 4 weeks
A drilled inventory of 17,000 tonnes ready to blast
Over 100 new miners recruited

Revised 2009 Consolidated Operational Outlook

Production during the first six months of 2009 was lower than expected, however with the successful end to the work stoppage at El Cubo the Company is now able to provide revised guidance for 2009 that lowers production yet maintains previous cash cost guidance and is summarized in the table below:

Revised 2009 Consolidated Operational Outlook
2009
Production:
Gold Ounces	150-170koz
Silver Ounces	5,600-6,400koz
Gold Equivalent Ounces	235-265koz
Cash Costs:
Cash Cost per Gold Equivalent Ounce	$410-$445/oz
Cash Cost per Gold Ounce	$190-$240/oz
Assumptions:
Gold to Silver Equivalency Ratio (second half 2009)	65:1
Silver Price (US$/oz)	$13.08
Exchange Rate (Mexican Peso:US Dollar)	12.5:1

About Gammon Gold

Gammon Gold Inc. is a Nova Scotia based mid-tier gold and silver producer with properties in Mexico. The Company’s flagship Ocampo Project in Chihuahua State achieved commercial production in January 2007. Gammon Gold also operates its El Cubo operation in Guanajuato State and has the promising Guadalupe y Calvo development property in Chihuahua State.

For further information please visit the Gammon Gold website at www.gammongold.com or contact:

René Marion	Anne Day
Chief Executive Officer	Director of Investor Relations
Gammon Gold Inc.	Gammon Gold Inc.
902-468-0614	902-468-0614

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as “measured,” “indicated,” and “inferred” “resources,” that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in Gammon Gold’s Annual Report on Form 40-F (File No. 001-31739), which may be secured from Gammon Gold, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain statements included herein, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words ‘‘believe’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘contemplate’’, ‘‘target’’, ‘‘plan’’, ‘‘intends’’, ‘‘continue’’, ‘‘budget’’, ‘‘estimate’’, “forecast”, ‘‘may’’, ‘‘will’’, ‘‘schedule’’ and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding targets, estimates and assumptions in respect of gold and silver production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of construction, costs and timing of future exploration and reclamation expenses including, anticipated 2009 results, any decrease in cash costs for Q4 2008 and full year 2008 resulting from a reversal of the mark-to-market valuation adjustment made in Q3 2008, our ability to fully fund our business model internally, 2009 gold and silver production and the cash and operating costs associated thereafter, the ability to achieve productivity and operational efficiencies, the ability to complete the Phase II mill expansion, the connection to the grid power, further reduction in the open pit stripping ratio and the timing of each thereof. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in the Company’s loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

###